Exhibit 99.1

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102

June 14, 2010

Following the annual and special meeting of shareholders of AuRico Gold Inc., held on June 9, 2011 (the “Meeting”), and in accordance with section 11.3 of National Instrument 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result
1. Election of Directors.	*The nominees proposed by management were elected by a majority of shareholders on a show of hands.
2. Re-appointment of KPMG LLP, Chartered Accountants, as the Corporation’s auditors.	*KPMG LLP, Chartered Accountants were re- appointed as auditors by a majority of shareholders on a show of hands
3. Approval of changing the Company’s name to “Or AuRico Inc.”/”AuRico Gold Inc.”.	*The ordinary resolution for the changing of the Company’s name to “Or AuRico Inc.”/”AuRico Gold Inc.” was approved by a special majority of shareholders on a show of hands.
4. Approval of authorizing the Company to change its governing jurisdiction from the Province of Quebec to Ontario.

*The ordinary resolution for the approval of authorizing the Company to change its governing jurisdiction from the Province of Quebec to Ontario was approved by a special majority of shareholders on a show of hands.

Trusting the whole is to your satisfaction, we remain,

Yours truly,

AURICO GOLD INC.

Per:	Rene Marion
President & Chief Executive Officer

AuRico/Shareholder Meeting/Voting Results – June 9, 2011